SO 5/17

04015466

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

amended

FACING PAGE

RECEIVED MAY 14 2004 181 SECTION WASH. D.C.

SEC FILE NUMBER
8- 53612

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Commercebank Investment Services Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

220 Alhambra Circle, Penthouse Floor
(No. and Street)

Coral Gables	Florida	33134
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alberto Peraza (305) 460-4013
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

200 S. Biscayne Blvd. Suite 1900	Miami	Florida	33131
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 24 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Alberto Peraza, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Commercebank Investment Services, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MADELINE MELENDEZ
Notary Public - State of Florida
My Commission Expires Feb 9, 2008
Commission # DD 281781
Bonded By National Notary Assn.

Signature

Financial & Operations Principal
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Commercebank Investment Services, Inc.
(A wholly-owned subsidiary of Commercebank, N.A.)
Index

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
200 South Biscayne Boulevard
Suite 1900
Miami FL 33131
Telephone (305) 375 7400
Facsimile (305) 375 6221

Report of Independent Certified Public Accountants

To the Stockholder and Board of Directors of Commercebank Investment Services, Inc.

In our opinion, the accompanying statements of financial condition and the related statements of operations, of changes in stockholder's equity, and of cash flows present fairly, in all material respects, the financial position of Commercebank Investment Services, Inc. (the "Company") (a wholly-owned subsidiary of Commercebank, N. A.) at December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

January 27, 2004

Commercebank Investment Services, Inc.
(A wholly-owned subsidiary of Commercebank, N.A)
Statements of Financial Condition
December 31, 2003 and 2002

	2003	2002
Assets		
Cash and due from banks	$ 622,732	$ 446,329
Time deposits due from banks	-	510,145
Total cash and cash equivalents	622,732	956,474
Securities held for trading	225,098	-
Deposits with clearing organization	100,000	100,000
Property and equipment, net	18,237	18,396
Other assets	225,391	72,232
Total assets	$ 1,191,458	$ 1,147,102
Liabilities and Stockholder's Equity		
Accrued expenses and other liabilities	$ 174,095	$ 17,530
Total liabilities	174,095	17,530
Commitments (Note 5)		
Stockholder's equity:		
Common stock, $0.01 par value, 10,000 shares authorized, 100 shares issued and outstanding	1	1
Additional paid in capital	1,999,999	1,499,999
Accumulated deficit	(982,637)	(370,428)
	1,017,363	1,129,572
Total liabilities and stockholder's equity	$ 1,191,458	$ 1,147,102

The accompanying notes are an integral part of these financial statements.

Commercebank Investment Services, Inc.
(A wholly-owned subsidiary of Commercebank, N.A.)
Statements of Operations
For the Years Ended December 31, 2003 and 2002

	2003	2002
Revenues		
Fees	$ 512,387	$ 146,407
Commissions	586,844	3,855
Interest and dividend income	7,868	8,651
Other	905	-
Total revenues	1,108,004	158,913
Expenses		
Employee compensation and benefits	1,369,874	336,338
Fees and services	206,110	194,648
Occupancy	132,766	66,383
Other	380,742	101,554
Total expenses	2,089,492	698,923
Loss before income taxes	(981,488)	(540,010)
Income tax benefit	369,279	206,401
Net loss	$ (612,209)	$ (333,609)

The accompanying notes are an integral part of these financial statements.

Commercebank Investment Services, Inc.
(A wholly-owned subsidiary of Commercebank, N.A.)
Statements of Changes in Stockholder's Equity
For the Years Ended December 31, 2003 and 2002

	Common Stock		Additional Paid in	Accumulated	Total Stockholder's
	Shares	Amount	Capital	Deficit	Equity
Balance, December 31, 2001	100	$ 1	$ 499,999	$ (36,819)	$ 463,181
Contribution from parent	-	-	1,000,000	-	1,000,000
Net loss	-	-	-	(333,609)	(333,609)
Balance, December 31, 2002	100	1	1,499,999	(370,428)	1,129,572
Contribution from parent	-	-	500,000	-	500,000
Net loss	-	-	-	(612,209)	(612,209)
Balance, December 31, 2003	100	$ 1	$ 1,999,999	$ (982,637)	$ 1,017,363

The accompanying notes are an integral part of these financial statements.

Commercebank Investment Services, Inc.
(A wholly-owned subsidiary of Commercebank, N.A.)
Statements of Cash Flows
For the Years Ended December 31, 2003 and 2002

	2003	2002
Cash flows from operating activities		
Net loss	$ (612,209)	$ (333,609)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	10,120	5,487
Securities held for trading, net	(225,098)	-
Change in operating assets and liabilities:		
Other assets	(153,159)	(46,002)
Accrued expenses and other liabilities	156,565	(47,401)
Cash used in operating activities	(823,781)	(421,525)
Cash flows from investing activities		
Purchases of property and equipment	(9,961)	(23,883)
Cash used in investing activities	(9,961)	(23,883)
Cash flows from financing activities		
Contribution from parent	500,000	1,000,000
Cash provided by financing activities	500,000	1,000,000
Net (decrease) increase in cash and cash equivalents	(333,742)	554,592
Cash and cash equivalents, beginning of year	956,474	401,882
Cash and cash equivalents, end of year	$ 622,732	$ 956,474

The accompanying notes are an integral part of these financial statements.

1. Organization and Summary of Significant Accounting Policies

Commercebank Investment Services, Inc. (the "Company") is a wholly-owned subsidiary of Commercebank, N.A. (the "Bank"). The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the National Association of Securities Dealers, Inc. ("NASD").

In July 2001, the Bank organized the Company with the purpose of providing broker-dealer services to its customers. The Company obtained approval to commence operation in May 2002.

The Company provides introductory brokerage and investment services primarily for customers of the Bank. All security transactions are settled through a third party clearing broker on a fully disclosed basis. The Company provides its customers with transaction services. Revenues derived from these services are recognized in the accompanying statements of operations. Custody of securities owned by customers of the Company is maintained by third parties.

The following is a description of the significant accounting policies and practices followed by the Company in the preparation of the accompanying financial statements. These policies conform with accounting principles generally accepted in the United States of America.

Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Fees
Fees from portfolio management services are recorded as earned based on a percentage of the average assets managed during the period.

Commissions
Commissions earned are related to the customer's trading volume and the dollar amounts of the trades. Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Investment Advisory Income
Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

Cash and Cash Equivalents
The Company classifies all highly liquid instruments with original maturities of ninety days or less as cash equivalents.

Securities
Securities transactions in regular-way trades are recorded on trade date. Gains and losses arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities and transactions are reported on a trade date basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statements of financial condition. Securities held for trading consists of U.S. Government agencies and are carried at fair value with unrealized gains and losses included in the results of operations.

Property and Equipment
Property and equipment includes furniture, computer software and equipment and is recorded at cost. Additions and improvements are capitalized. Routine maintenance and repairs are expensed when incurred. Depreciation of furniture and equipment is provided on the straight-line basis using estimated useful lives of the related assets.

Income Taxes
The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between tax assets and liabilities and their respective financial reporting amounts ("temporary differences") at enacted tax rates in effect for the years in which the differences are expected to reverse.

The Company is included in the consolidated Federal and state income tax returns of its ultimate Parent.

2. Cash Segregated Under Federal Regulations

Rule 15c3-3 under the Securities and Exchange Act of 1934 (the "Rule") specifies certain conditions under which brokers and dealers carrying customer accounts are required to maintain cash or qualified securities in a special reserve bank account for the exclusive benefit of customers. Amounts to be maintained, if any, are computed in accordance with a formula defined in the Rule. The Company is exempt from the maintenance of such reserve accounts.

3. Property and Equipment, net

Property and equipment, net consists of the following at December 31, 2003 and 2002:

	2003	2002	Estimated Useful Lives (in Years)
Furniture and Equipment	$ 5,842	$ 2,333	3 - 10
Computer equipment and software	28,002	21,550	3
	33,844	23,883	
Less: accumulated depreciation	(15,607)	(5,487)	
	$ 18,237	$ 18,396	

4. Related Party Transactions

Included in the statements of financial condition are amounts due from/to related parties as follows:

	December 31, 2003	December 31, 2002
Assets:		
Cash and cash equivalents	$ 75,763	$ 420,505
Accounts receivable (included in other assets)	116,833	41,378
Total due from related parties	192,596	461,883
Liabilities and stockholder's equity:		
Stockholder's equity	1,017,363	1,129,572
Total due to related parties	1,017,363	1,129,572
Net related party position	$ (824,767)	$ (667,689)

The Company maintains some of its cash with the Bank. At times, such amounts may be in excess of the insured limits of the Federal Deposit Insurance Corporation.

Related party transactions included in the Company's results of operations for the years ended December 31, 2003 and 2002 are summarized as follows:

	2003	2002
Revenues		
Fees	$ 443,505	$ 146,407
Expenses:		
Management fees	$ 71,334	$ 58,848
Rent expense	$ 132,766	$ 66,383

5. Commitments

The Company occupies office premises under a non-cancellable operating lease agreement with the Bank that expires in December 2007. Rent expense for the years ended December 31, 2003 and 2002 amounted to $132,766 and $66,383, respectively. Future minimum lease payments under this agreement as of December 31, 2003 and 2002 are as follows:

Year Ending December 31,	Amount
2004	$ 132,748
2005	133,262
2006	136,349
2007	129,775
	$ 532,134

6. Employee Benefit Plan

The Company has a 401(k) benefit plan (the "Plan") covering substantially all of its employees.

Contributions by the Company to the Plan are based upon a fixed percentage of participants' salaries as defined by the Plan. In addition, employees with at least six months of service and who have reached the age of 21 may contribute a percentage of their salaries to the Plan as elected by each participant. The Company matches 100% of each participant's contribution up to a maximum of 6% of their annual salary. All contributions made by the Company to the participants' accounts vest incrementally in the second through completion of the sixth year of employment.

The Company contributed $49,490 and $157, respectively, to the Plan for the years ended December 31, 2003 and 2002.

7. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital as defined under such rule. At December 31, 2003, the Company had net capital, as defined, of approximately $628,000, which is approximately $528,000 in excess of its required net capital of $100,000. At December 31, 2003 and 2002, the Company's percentage of aggregate indebtedness to net capital was 27.72% and 2.67% respectively.

8. Financial Instruments with Off-Balance Sheet and Credit Risk

In the normal course of its business, the Company enters into transactions involving financial instruments with off-balance sheet risk. These financial instruments include elements of market risk in excess of the amounts recognized in the statements of financial condition. In addition, risks arise from the possible inability of counter-parties to meet the terms of their contracts.

In the normal course of business, the Company enters into securities transactions with other broker-dealers and customers, which can result in credit risk. To mitigate this risk, the Company has established credit review policies to monitor its transactions with, and balance transactions with, these broker-dealers and customers. In addition, the Company monitors the market value of collateral held and securities receivable from others. It is the policy of the Company to request and obtain additional collateral when an exposure to a significant loss exists.

The Company may be required, in the event of the non-delivery of customers' securities owed to the Company by other broker-dealers or by its customers, to purchase the securities in the open market to correct a failed settlement. These correction transactions to buy and sell may result in losses that are not reflected in the accompanying financial statements. At December 31, 2003 and 2002 the Company had recorded no liabilities relating to this risk.

9. Income Taxes

The tax benefit of the Company's net operating losses has been utilized by the Bank. During the year, the Company received from the Bank approximately $363,000 related to the use of the tax benefit recorded by the Company.

Commercebank Investment Services, Inc.
(A wholly-owned subsidiary of Commercebank, N.A.)
Schedule I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2003

COMPUTATION OF NET CAPITAL

Total stockholder's equity		$ 1,017,363
Deductions and/or charges:		
Nonallowable assets:		
Cash and cash equivalents	$ -	
Property and equipment, net	18,237	
Other assets	225,391	
Early clearing termination penalties	100,000	343,628
Less haircuts		45,594
Net capital		$ 628,141

COMPUTATION OF AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:	
Accrued expenses and other liabilities	$ 174,095
Total aggregate indebtedness	$ 174,095

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$ 100,000
Excess of net capital	$ 528,141
Percentage of aggregate indebtedness to net capital	27.72%

No material differences exist between the above computation and the computation prepared by the Company and included in the Company's December 31, 2003 and 2002 unaudited FOCUS Report filings dated January 16, 2004 and January 22, 2003, respectively.

Commercebank Investment Services, Inc.
(A wholly-owned subsidiary of Commercebank, N.A.)
Schedule II
Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2003

The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph k(2)(ii).

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
200 South Biscayne Boulevard
Suite 1900
Miami FL 33131
Telephone (305) 375 7400
Facsimile (305) 375 6221

Report of Independent Certified Public Accountants on Internal Control Required by Rule 17a-5 of the Securities and Exchange Commission

To the Stockholder and Board of Directors of Commercebank Investment Services, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of Commercebank Investment Services, Inc. a wholly owned subsidiary of Commercebank, N.A. (the "Company") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The Management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide

PRICEWATERHOUSECOOPERS

To the Stockholder and Board of Directors of Commercebank Investment Services, Inc.

management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the above paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

January 27, 2004